Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company:  August Technology Corporation
Commission File No. 000-30637

Rudolph Technologies
January 28, 2005
9:00 a.m. EST

OPERATOR:  Good morning and welcome to the Rudolph Technologies Merger Offer conference call.  At this time, all participants have been placed on a listen-only mode and the floor will be open for questions following the presentation.  It is now my pleasure to turn the floor over to your host, Michael Polyviou of Financial Dynamics.  Sir, you may begin.

MICHAEL POLYVIOU, FINANCIAL DYNAMICS:  Thank you and good morning everyone.  Yesterday, Rudolph announced a merger offer for all of its technology.  Before we begin, I would like to remind you that certain statements made during this conference call are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

In some cases, you can identify these statements by words such as may, would, should, expect, believe, or the negative of those words and other comparable words.  You are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of the company.

Some of these factors are summarized under the heading, Forward-looking Statements, in the company's Form 8-K filed on January 28, 2005, and under the heading, Factors that may Affect Future Results, on the company's Form 10-K filed for the year ended December 31, 2003.

These factors are updated from time to time through the filings of reports and registration statements with the Securities and Exchange Commission.  The company does not assume any obligation to update this forward-looking information.  Now I'd like to introduce Paul McLaughlin.  Paul?

PAUL MCLAUGHLIN, CHAIRMAN & CHIEF EXECUTIVE OFFICER, RUDOLPH TECHNOLOGIES:  Thank you Michael.  Good morning everyone.  Thank you for joining this call to discuss Rudolph's proposed merger with August Technology Corporation.  I am Paul McLaughlin, Chairman and CEO of Rudolph.  I am joined today by Steve Roth , Senior Vice President and CFO of Rudolph; and Nathan Little, our Executive Vice President.

As many of you have seen, after market close yesterday, we announced that we have made a proposal to acquire August.  During this call, I'd like to provide you with some insight into the strategic importance of bringing August into our company and the timing of our actions.  Then Nathan will discuss product synergies and positioning for the combined companies.

Steve will then cover the mechanics and the financial parameters of the merger and what we feel are a few key areas of synergies.  I will then come back to finish up with our prepared remarks.  We will then open the line for a brief question and answer period.  Let me begin by discussing the strategic importance of this transaction and why we are so excited about a combination with August.

This merger fits directly with the strategy that we've laid out, which is to be the clear leader in metrology and inspection that's best of breed solutions in our chosen niches.  Our core technologies include macro defect inspection, metal metrology, ellipsometry and reflectometry.

We have continued to develop internal products, but have clearly stated that we would seek to add externally through acquisitions key technologies to strengthen our existing product line and to diversify our product offerings.  We believe August clearly meets these criteria.  August has established a leading position in the back end macro defect inspection market.

After this merger is complete, we will be number one in two important market segments.  Number one, in copper thin fill measurement with our industry-leading MetaPULSE product line and number one in back end macro defect inspection with August's NFX product line.

Also, and perhaps equally important, our combination will result in deeper penetration into the front end macro defect inspection  market where both companies have competitive offerings addressing the rapidly-growing 300 millimeter market for automated defect inspection.  The new company will be able to provide our mutual customers with a product depth and breadth unparalleled in the industry.

As investors in our industry know, there is a trend towards consolidation within our customer base, and that, combined with the fact that new fab capacity often costs in excess of $2 billion, has meant that device manufacturers are making a concerted effort to limit the number of suppliers they deal with to those with the necessary global infrastructure and support capability.

This merger is consistent with that print.  As August has mentioned in a recent conference call, the resources needed to support front end macro inspection is significantly greater than that often required for back end tools and this level of 24/7 support is Rudolph's sweet spot, as we maintain an infrastructure of over 130 service and applications personnel, many stationed at our customer sites worldwide.  These resources will be brought to bear on making this merger a success.  Now let me turn it over to Nathan, who will discuss specific synergies in positioning.

NATHAN LITTLE, EXECUTIVE VICE PRESIDENT, RUDOLPH TECHNOLOGIES:  Thank you Paul.  As many of you are aware, both Rudolph and August offer products for macro defect inspections.  Rudolph comes into defect inspection markets from the front end, while August comes at the same market in the back end for applications such as bump wafer and post probe inspection.

We believe that there are significant opportunities to leverage the substantial technology resources in both companies, which makes this merger particularly compelling.  The Rudolph wafer view and the August AXI theories have both developed respected positions in the market, and we believe that the combined strength of these products will benefit our customers.

These products share many common capabilities including edge and backside inspections and review microscope capabilities.  Also, these macro defect tools generate a tremendous amount of data and one of the keys for optimizing their capabilities for increasing yields in the fabs is to have the required software and service systems to turn that data into actionable information.

Rudolph already has a well-established yield data management capability with its yield view server products, and we are excited about leveraging that with August's recent product release, yield pilot in this area.  Finally, Rudolph recently announced the sale of their wafer view product for bump wafer inspection applications serving back end applications.

August already has a well-established reputation for inspection in the back end with their NFX product, and we are excited about working together in this area as well.  After the merger, our combined products will be able to be positioned as a complete solution to a customer's macro defect inspection need.

The market is just beginning to use macro defect inspection data obtained in the back end of the process to help diagnose process quality control problems occurring upstream in the front end.  Now I'd like to turn the call back over to Paul.

PAUL MCLAUGHLIN:  Thank you Nathan.  Next, I'd like to briefly discuss the timing of our actions.  As most of you know, last Thursday, Nanometrics (ph) announced its intentions to acquire August.  We feel the value implied in our offer is better for the employees, customers and shareholders of August and Rudolph.

Before I turn the call over to Steve for a review of the financial aspects of the transaction, let me first reiterate how excited we are about the combination of our two companies.  I am confident that when we put the businesses of Rudolph and August together, there will be significant opportunities to produce compelling returns for shareholders of both companies.

In terms of product fit, this merger will be a perfect compliment and extension to our existing product line.  Jeff O'Dell and his team have built an exceptional organization.  The merger by the two companies makes a great deal of sense, both strategically and financially for both Rudolph and August, and our respected employees, customers and shareholders.  Let me now turn this over to Steve Roth , our Chief Financial Officer, to provide a financial perspective on this merger.  Steve?

STEVE ROTH, CHIEF FINANCIAL OFFICER, RUDOLPH TECHNOLOGIES:  Thank you Paul.  Based on Rudolph's closing price of $16.83 per share on January 27, the transaction will be valued at an aggregate purchase price of over 190 million.  This represents a premium to August's current stock price of approximately 30 percent.

Under the merger terms we have offered, each August share will be converted into the right to receive the value of $2.15 per share in cash and .4955 a share of Rudolph common stock, equivalent to $10.50 per share of August stock.  Each August shareholder will have the right to elect to receive all cash, all stock, or a combination of cash and stock subject to proration (ph) based on the total cash consideration of $40 million and shares available in the merger.

As a combined organization, we will focus on growing the business and improving profitability while delivering exceptional value to our customers.  In addition to the compelling strategic opportunity, the acquisition will result in a combined company with a strong financial profile.  Rudolph expects to achieve additional cost savings through the integration of August.

We believe that with modest cost savings and excluding the impact of amortization expense, the acquisition will be accretive in the first year.  Our expectations would be to close the transaction during the second quarter of 2005, after customary regulatory approvals and both a Rudolph and August shareholder vote to approve the merger.

While Paul and Nathan have already covered some of the strategic highlights of the transaction, I would like to spend a minute reviewing the key value drivers from a financial standpoint.  As you know, August is a high gross margin business which is consistent with Rudolph's product lines as well.  Like Rudolph, August has a strong balance sheet, which has always been a part of our operating philosophy.

We have made substantial investments in our international sales and service operations over the years, most recently in Japan, which is one of August's weaker regions.  Therefore, we believe this combination will allow us to leverage our extensive worldwide infrastructure investments and strengthen our overall operating models.  Now let me turn the call back over to Paul.  Paul?

PAUL MCLAUGHLIN:  Thanks Steve.  The combination of Rudolph and August makes compelling business sense.  The customers, shareholders and employees of August and Rudolph will all benefit from the global sales and service support network, product development, and financial synergies that will be available with this merger.

The combined company would be the global market share leader in both back end wafer inspection and copper and other metal film metrology.  We believe the combined company would more than double market share in the emerging fast-growth market of macro defect inspections.

As both companies have begun to seek significant traction with their new product releases addressing macro defect inspection issues in the lithography, etch and CMP days of a fab (ph).  In addition, the combined company would take advantage of its new product offerings in the fast-growing markets of bump inspection and defect classification service systems for yield management.

The combination would offer semiconductor device manufacturers unparalleled capability and breadth of product offerings.  In addition to the August revenue synergies, there will be significant opportunity to leverage the strong technical and purchasing (ph) assets of the combined organization.  The greater financial strength and flexibility makes us extremely bullish about the prospects of the combined company.

As you can tell, we are all very excited about the opportunity provided by this combination and the benefits for our respective employees, customers and shareholders.  This concludes our prepared remarks.  Now we'd like to ask Toni (ph) to open the line for questions from the audience.  Toni (ph)?

OPERATOR:  Thank you.  The floor is now open for questions.  If you do have a question, please press star, one, on your touch-tone telephone at this time.  If at any point your question is answered, you may remove yourself from the queue by pressing the pound key.  Questions will be taken in the order they are received.

We do ask that while you pose your question, you pick up your handset to provide optimum sound quality.  Thank you and please hold while we pose for questions.  Our first question is coming from Stuart Muter of RBC Capital Market.

STUART MUTER, RBC CAPITAL MARKET:  Thank you.  Good morning.  A couple of questions, first for Steve.  I know it's pretty early, but could you give us a little bit more detail on what level of cost savings you anticipate?

STEVE ROTH:  Stewart, actually when we looked at it, we see that there's potential of cost savings across a lot of the line items.  I mean, when you look at, you know, the R&D leverage that we could get, we both are working on the -- as Nathan mentioned, the macro defect side, so we obviously see some cost savings that could come out of that area.

The sales infrastructure, if you look at where August and us operate, we're obviously in the same places, we have a very strong network so we see some definite synergies along those lines.  Of course, there's the public company expenses that you would expect from running two different companies, so we see opportunities on almost every line item.

STUART MUTER:  OK.  Thanks.  And maybe a question for Nathan or Paul in terms of the cross-selling opportunities.  I know you guys mentioned that you are strong in Japan and that's an area of weakness for August, but maybe if you could provide a little bit more detail on that front, that would be helpful?

NATHAN LITTLE:  Sure Stewart.  This is Nathan.  Certainly we share a certain number of customers together, but I believe also that each of the respective companies have strengths with additional customers and we believe that by cross-selling to those customers our combined products, that we'll be able to expand our sales.

STUART MUTER:  OK.  Thank you.  And good luck with the offer

PAUL MCLAUGHLIN:  Thanks Stewart.

OPERATOR:  Thank you.  Our next question is coming from Suresh Balaraman of Think Equity.

SURESH BALARAMAN, THINK EQUITY:  Yes.  Thanks.  I'm wondering the reason for the timing.  Was this necessitated by the recently announced merger by Nano?  Or is it something that you've been thinking for a while?

PAUL MCLAUGHLIN:  Good morning Suresh.  Good question.  Let me phrase it this way.  I've known Jeff for quite a while and respect him and his business and in the past, we have expressed interest in exploring a strategic combination.

But as many of you know, Jeff has been away from the business this fall and he's just recently returned and we were, quite frankly, taken by surprise to hear about this Nanometrics (ph) transaction.  So it did accelerate our timetable a little bit.

SURESH BALARAMAN:  And also you talked about the penetration of the front end market.  Is it merely a matter of August not having the support infrastructure or is it the technology that needs to be something that's doubled up, that needs to be double upped?  And also, how does the merger change the outlook for your own inspection business?  Thanks.

PAUL MCLAUGHLIN:  Well, I think you're going to get a combination here, Suresh, of one plus one is equal to the three in the front end macro defect inspection.  I think combined together, there's just tremendous opportunity.  Steve mentioned some of the cost savings in R&D.  What that really will amount to is us being able to put more dollars in R&D into accelerating innovation in that area.  I think that's a real plus.

That's where we're going to get the one plus one is equal to three.  We have a very strong portfolio of macro defect inspection tools, as do they, and the combination I think is going to sort of unbeatable.  And we think there's a lot of room for expansion at the front end when the two of us are together.  Does that answer your question?

SURESH BALARAMAN:  Yes.  Thanks Paul.

PAUL MCLAUGHLIN:  Thanks Suresh.

OPERATOR:  Thank you.  Our next question is coming from Bill Lu of Piper Jaffray.

BILL LU, PIPER JAFFRAY:  Hi there.  Good morning.

PAUL MCLAUGHLIN:  Good morning.

NATHAN LITTLE:  Hi Bill

BILL LU:  Hi there.  A couple of questions.  One is, can you talk about how the -- or what (ph) you (ph) might look like after the merger as far as, you know, how you would do the different divisions, you know, so any changes in the management team?

PAUL MCLAUGHLIN:  Let me answer the second part of that one first.  We have not done obviously a due diligence and we'd like to understand the organization chart so I could not really comment on that at this time.  But obviously, we have -- we, Rudolph, have an operation in Richardson, Texas, called our Yield Metrology Group, which is the headquarters for all of our data management service systems, our wafer view team and our engineering support organizations for our macro defect inspection.

And they have an operation in Plano, Texas, right next door, so one can see some obvious reasons to connect that, but I do not see changes in Minnesota at this stage.  I would expect that that operation would stay pretty much as it is.

BILL LU:  OK.  And then one other question.  I'm not that familiar with August.  If you look at your macro defect inspection technology versus theirs, how different or similar is it?  And also, how much customer overlap are there between the two companies?

PAUL MCLAUGHLIN:  Good question.  There is some customer overlap.  I think they've mentioned their first and second customers, largest customers are our first and our top three customer base.

NATHAN LITTLE:  So really similar customers on the top.

PAUL MCLAUGHLIN:  The technology itself is different.  We approach the same issues differently.  They come at the macro defect with a back end inspection approach.  Ours has historically been the front end, and that's where our expertise comes.  So I think they're very complementary.  Obviously, you can see by putting the two together, we can introduce some new things that have a significant breadth and give our customers we believe opportunities that they now cannot get anyplace else.

BILL LU:  Great.  Thanks very much.

PAUL MCLAUGHLIN:  Thanks Bill.  Nice to talk to you.

OPERATOR:  Thank you.  Our next question is coming from Theodore Oneill of Wells Fargo Securities.

THEODORE ONEILL, WELLS FARGO SECURITIES:  Thanks very much.  A question for you.  August Technology has been trying to obviously penetrate more fully the front end of the business and they recently had some success with Samsung in the lithography bay (ph), and I was wondering how you think that Rudolph can be helpful on the lithography side of the business?  Thank you.

PAUL MCLAUGHLIN:  Well, there are a couple of ways that Rudolph could address this market, Theodore.  One of which is that is the way Rudolph has come at its macro defect inspection in the lithography bay, and perhaps you can recall that we have a not only standalone module to address lithography applications, but we have integrated modules called the IMod ADI (ph) that is built within the lithography bay (ph) in a track system.

So I think there's some very good compliments that could be quite beneficial for the two companies to get together.  The integrated metrology piece that we offer in ADI in lithography combined with some of their things as well as our standalone equipment.  I think it offers something very unique for a customer, a breadth of opportunity that customers wouldn't have if we were not together.

THEODORE ONEILL:  Thanks Paul.

PAUL MCLAUGHLIN:  OK.

OPERATOR:  Thank you.  Our next question is coming from Jerry Fleming of WR Hambrecht & Company.

JERRY FLEMING, WR HAMBRECHT & COMPANY:  Thank you.  Good morning Paul.

PAUL MCLAUGHLIN:  Good morning.

JERRY FLEMING:  Have you guys had any discussions with Jeff in the last week or so?  And along that same line, how did you arrive at a 10.50 price?

PAUL MCLAUGHLIN:  Well, let me take the first question.  Again, we have not been able to speak to August given last week's announcement, but we're looking forward to speaking with them.  We're really looking forward to complete the deal based on the market terms, but we have not had the opportunity to discuss this deal because they have us, I guess it's a -- what do you call it?  The...

NATHAN LITTLE:  Announced the agreement with standstill with August first.

PAUL MCLAUGHLIN:  Yes.  A standstill between the two companies.  So we have not talked to them.  We made the offer in our press release to get together as soon as today.

JERRY FLEMING:  How did you get to the 10.50 number?

STEVE ROTH:  We just -- obviously, we did a financial analysis.  We looked at the synergies that would be available to us and wanted to put it all at the front of the table that was obviously a lot more attractive than the offer that Nanometrics (ph) put on the table.

JERRY FLEMING:  OK.  Now do you know if there's any sort of a walk away penalty or what sort of a lockup there was, you know, in the previous announcement?

PAUL MCLAUGHLIN:  I'm not at liberty to go into that.  I have to get more specifics, but let me make a comment.  We thought the negative premium offered by Nanometrics (ph) was not in the best interest of the August shareholders.

We thought there were specific savings and benefits that we could offer because we're more strategic, and made the 10.50 a realistic number for us.  So I think there were significant strategic benefits as well as other benefits that would make it a more attractive merger for Rudolph and August rather than the other way.

JERRY FLEMING:  OK.  Thanks.

PAUL MCLAUGHLIN:  Thanks Jerry.

OPERATOR:  Thank you.  Our next question is coming from Mehdi Hosseini of FBR.

MEHDI HOSSEINI, FBR:  Good morning.  I have a couple of questions. First, over all sides of the market, if you could help us to understand how big is the back end macro defect?  And the moving on to some of the synergies, I realize by combining the two companies, can you help me to understand how you're going to go about customer service?

You talked about Rudolph being very strong in customer support and if I understand correctly, August is the same way.  So would you be able to realize any synergies in that front?  And then moving on to my last question, just the synergies that are in the front end and crossed (ph) in the back end, would you expect any kind of friction or resistance by the people who are actually buying this equipment?  In other words, would you be given two sets of different managers at the customer site?  Thank you.

NATHAN LITTLE:  Thanks for the question.  This is Nathan.  I'll kind of take them one at a time.  You know, clearly as you move into the front end, the size of the market potentially increases dramatically because there are inspection opportunities in many more of the process base.

So I think that, you know, it's quite natural that many companies are coming and trying to move upstream into that area just given the increased market size over the back end.  However, having said that, when you move into the front end, there are additional service requirements and capabilities that are put upon the organization, particularly some of the focus on meeting the process requirements are somewhat more complex.

So we believe that having worked in this area for many years, that we're familiar with many of those increased complexities and already have in the field the required applications people and service people that are familiar with those activities.  So I think that we offer a benefit in already having a great deal of familiarity in the front end and back end.  I'm sorry.  You had a third question?

STEVE ROTH:  Well, I think one of the questions I think you were asking about was the -- Mehdi, this is Steve.  The synergies in those international offices.  You know, as I mentioned in my remarks, we obviously have had a strong operation in Japan over the past year.

Obviously, you know we went through Tokyo Electron (ph) in the past and last year, we announced that we opened up our branch operations in Japan, and that's an area I think August was going to have to make some investments, but we've already done that.  So obviously, we can see some benefit there.

But then obviously, you've got -- they've got great operations in Taiwan, in the same place we've got our operations in Taiwan.  Similarly, Paul commented about the Texas facility, you can obviously see that putting those two organizations together will save some cost

PAUL MCLAUGHLIN:  A comment to that Mehdi.  It will be our philosophy, it has been and will be, in a given geographic location or close to customers, you'd want one flagpole so you'd have one Rudolph flagpole.  You wouldn't have two, so obviously you could get some synergies by combining the operations, the parts depots, the reporting, all of those kind of things means some synergies.

But that's not the compelling driver of this.  The driver of this is the way we support our customers and the way August is now getting into the front end.  As they go in the front end macro, their support is going to have to get closer and closer to the kind of things we already do.  So I think there's just tremendous synergies and benefits from that.

MEHDI HOSSEINI:  And then my last question had to do with the managers or the people who -- or the customers who are actually buying these tools in the front and the back end.  You will still be giving them two sets of different groups of people and so to that extent, I'm just trying to understand.

PAUL MCLAUGHLIN:  Let me -- let me answer that question by explaining the trend that's going on in the industry right now.  There's a trend to try to find problems in the processing, the front end processing, by correlating data at the back end, specifically you can think of some of the issues when you're taking a look at the wafer in the back end.  You could then correlate that with a database.

And some of the things that we do in our yield view server that allow you to peel back various layers become particularly applicable trying to connect back end data to upstream front end problems.  And I think that's where the market is going.  It will be merging in the defect inspection market itself will start to blur between back end and front end.

I think August has found this by coming very nicely from the back end approach and we of course, starting with the front end and being a front end company, and we've been around since 1940 and all our efforts in all our years in this business have been in the front end.  So we come at it from a different way.  The combined two will really address this trend change in the industry of the merging between back end data and the front end data.  And so we will be talking more and more to the same people.

MEHDI HOSSEINI:  OK.  So knowing that, can you articulate a number, what this opportunity means in terms of dollars of available markets?  I'm trying to understand.  Is it like going to be a $50 million market, 100?

PAUL MCLAUGHLIN:  That's a good question Mehdi.  You know, it's premature to say that.  You know, when we sit down with -- we think the market opportunity is large.  We all know the data from Dataquest and BLSI (ph) and it's a very aggressive growth opportunity, particularly in the 300 millimeter area now at both front and back end tools.  Having said that, I think it is premature for us to comment on that.

MEHDI HOSSEINI:  Well, thank you.

PAUL MCLAUGHLIN:  OK.  Thanks Mehdi.

OPERATOR:  Thank you.  Our next question is coming from Ali Irani of CIBC World Market.

ALI IRANI, CIBC WORLD MARKET:  Good morning gentlemen.  Sounds like a win/win proposition for everybody, and Paul, the macro inspection segment seems to be the fastest-growing one in profits (ph) in diagnostics.

I'm wondering, given how much this transaction made sense for both companies, but also for Rudolph in particular, you're willing to work to make this happen and, you know, perhaps your subjective view on what you think the success of this -- the likelihood of this merger going through is over the next couple of months?

PAUL MCLAUGHLIN:  Good question Ali.  I think the thing we look at, that this makes such compelling business sense, that I think the probability of success is very, very high.  I think partly also with the premium we are offering to the August shareholders now and more importantly, the premium they'll get when we put the two companies together and we address that fastest-growing market segment.  I think there's just some compelling reasons for people to step up and do this.  So I am very bullish that this will be successfully completed and our goal is to have this completed in the second quarter.

ALI IRANI:  Let me ask a question that obviously is very relevant in situations like this where the bit comes unsolicited.  You know, there are a lot of people sitting at August that are wondering what's going to happen in the merger.  You recently made a merger a year and a half, two years ago, and integrated that very well, kept the people, grew your R&D staff.

And if I recall, over the last 12 to 18 months, you've actually been somewhat understaffed and have grown your hiring and your people.  Is there any reason under which you feel that you would need to downsize August after you acquire it?  It seems that it should be a perfect fit.

PAUL MCLAUGHLIN:  We think the benefits of combining the two operations will actually give us more opportunities as you suggest.  That's where we'll actually add to people.  We have been adding people in our Texas operation.  We have added complimentary people here, all in the macro defect inspection area.

So when we get a chance to get in there and look at the opportunities, I think we're really only going to be limited by how well the market responds to us and I think they're going to respond very well.  So I visualize a combination that grows, not shrinks.

ALI IRANI:  OK.  Great.  Thank you very much.  Hope this goes through.

PAUL MCLAUGHLIN:  Thank you.

NATHAN LITTLE:  Thanks Ali.

OPERATOR:  Thank you.  Our next question is coming from Steven Dayan of HMC New York.

STEVEN DAYAN, HMC NEW YORK:  Hi.  I have a couple of questions.  I understand this is a proposal and you haven't been in to do due diligence.  If you are able to sit down with August, would there be a possibility of an adjustment in price?

PAUL MCLAUGHLIN:  Let me answer that.  I think what we put on is a very, very favorable offer.  We tried to be -- go to where we thought would make sense for everybody and make this accretive in our first year, as Steve mentioned, about the financials.  And this deal makes so much sense where it is.  So I think that's -- I will leave it at that as the answer to your question.  I don't think there would be a need to go any further.

STEVEN DAYAN:  OK.  Could you -- I'm a little confused.  Could you just tell me like if I was to choose all cash, what my option would be in all cash?  What my option would be with all stock?  And how the pro-rate works please?

STEVE ROTH:  Sure.  Sure.  I mean, obviously, there's different combinations and, you know, it's going to be subject to how everyone elects to take the deal for each of their shares.  But I mean, either everyone is going to sign for all cash, all stock, or a combination of both, and we're going to -- and if obviously, if there's not enough cash to cover -- the $40 million to cover all the requested cash, we would then go to a proration (ph).  But you know, it could work out that everyone asking for all cash gets all cash, if more people, you know, ask for stock.  Or...

STEVEN DAYAN:  OK.  If I ask for all cash, am I going to get $10.50 of cash?  Is that what it is?

STEVE ROTH:  Well, if there was enough cash...

STEVEN DAYAN:  Per share?

STEVE ROTH:  Per share, just applied, just you cash, yes, you'd get $10.50 in cash.

STEVEN DAYAN:  OK.  And if I wanted all stock, what would that ratio be?

STEVE ROTH:  Well, that ratio would equate out to still a $10.50 of August share.  OK?

STEVEN DAYAN:  So, then, it would not be a fixed ratio.  Is that correct?

STEVE ROTH:  Well...

PAUL MCLAUGHLIN:  Based on a closing yesterday.

STEVE ROTH: ... yes, based on a closing yesterday, it would be a fixed ratio.

STEVEN DAYAN:  Which would be what of all stock?

NATHAN LITTLE:  Hold on one second.

STEVE ROTH:  It's a...

STEVEN DAYAN:  Do you understand?  It's a little bit different than the way you've...

STEVE ROTH:  Yes, I know what -- if you did it on stock it would be a point -- well, it's easy.  Let me put the -- what is it?

NATHAN LITTLE:  (Two sixty one), (160).

PAUL MCLAUGHLIN:  No, no.  Let me do it right now for you.

It's easy enough to figure out.  What is the closing price...

STEVE ROTH:  Sixteen dollars and eighty-three cents.

PAUL MCLAUGHLIN:  Divided by 16.83.  You would take a ..6239.

STEVEN DAYAN:  OK, of stock.

PAUL MCLAUGHLIN:  And that's exactly what you would get.

STEVEN DAYAN:  That's all stock.

PAUL MCLAUGHLIN:  That's a stock transaction.  That's 10.50...

STEVEN DAYAN:  Right.

PAUL MCLAUGHLIN: ... over our close price of 18.  I'm just running my number on the calculator, you know, if I miss a digit.  But that's -- that's the number.

STEVEN DAYAN:  OK.  Fine.  And then the proration (ph), does that work like a normal proration (ph)?  Or is there some special proration (ph), depending upon how many shares someone holds, or et cetera, et cetera?

STEVE ROTH:  No.  It's a straight proration (ph)

STEVEN DAYAN:  Straight proration (ph).  OK.  Well, thank you very much.

PAUL MCLAUGHLIN:  Sure.

OPERATOR:  Thank you.  Our next question is coming from Cristina Osmena of Jefferies.

CRISTINA OSMENA, JEFFERIES & COMPANY:  Hi.  Could you please talk a little bit about the competitive environment that you're seeing in both back-end and front-end defect inspection?  And whether or not there is a -- now, with a combined patent portfolio, if there's sufficient IP protection to forestall other entrants into the market.  And if you could discuss the success of those entrants, as well.

PAUL MCLAUGHLIN:  OK.  Let me talk a little bit, and then I'll turn it over to Nathan.  But there are a couple.  Obviously, in the back end, there's a couple of very strong competitors -- one European-based, one Israeli-based -- that are in the back end, that are competitors with August.  In the back end, obviously, entering the back end is Rudolph via (ph) our (ph) bump (ph), especially (ph) we come at it from the front end.

So, I think, when you're looking at the competitive environment, that's somewhat the purview of the people that are in that space.  I think our due diligence on the public information we've been able to get and talking to our customers, we think the intellectual portfolio -- intellectual property portfolio -- that August has is very, very good.

And that, combined with what we've got, we think would be a very compelling reason why we think we can dominate -- continue to dominate -- that space, as August now does with their NFX product line.  Having said that, the front end is dominated by a major player in this business, based in San Jose -- KLA Tencor.  They have the dominating position in this space.

And even with the combination of Rudolph and August, the two together would not take the number one spot.  And I say, yet.  And our intention would be to try to develop a strategy that would get us to the number one spot.  But it is dominated by KLA Tencor.

So, our goal would be to combine the two companies, have the strength to make a significant and a broader product offering to the customer, giving them front and back-end connection, such as we would get a larger share of that.  That's the one-plus-one-equal-three concept that we talked about earlier.  Nathan, would you want to add anything?

NATHAN LITTLE:  Just a couple of comments.  In operating in this space, clearly, the IP is a consideration and it's important.  We believe that we'd certainly be well positioned.  But I think as this market continues to grow and mature, the important part is to be able to have an organization that has the scale and the infrastructure in place to be able to support those tools.

And although we do see increased amounts of competitors coming into the space, we believe that the combination with August would provide a very large amount of critical mass to take us a long ways along towards meeting the field operating requirements of our customers.

CRISTINA OSMENA:  Thank you.

PAUL MCLAUGHLIN:  Thank you, Cristina.

OPERATOR:  Thank you.  Our next question is coming from Gavin Duffy of AG Edwards.

GAVIN DUFFY, AG EDWARDS:  Thanks, guys.  All of my questions have been answered.

OPERATOR:  Thank you.  Our next question is coming from Mike O'Brien of Bear Stearns.

MIKE O'BRIEN, BEAR STEARNS:  Hi, Paul.

PAUL MCLAUGHLIN:  Hi, Mike.  How are you?

MIKE O'BRIEN:  Good.  A couple of questions.  How much more consolidation do you think needs to happen in metrology -- some of the, you know, the smaller players in metrology -- to compete against KLA?  Or do you think it's going to be kind of one-offs like this?

Second question would be, seemed like the August and the Nanometrics (ph) agreement was pretty friendly, but had a negative premium.  Why would August not have solicited offers from others, you know, given that you're now putting a premium on the stock?

PAUL MCLAUGHLIN:  OK.  Well, let me answer the second one first.  The negative premium and the reason August didn't solicit other opportunities -- I don't know.  There were things going on there, obviously.  We -- as everybody was concerned, and we're happy to hear the health of Jeff O'Dell.  He has returned, I think almost a full capability that he had.

So, there were issues there that we did not understand in the last quarter.  So I can't really comment on solicitation, why they didn't do it.  You'd have to ask them.  But back to your first question on consolidation within the industry. I think we say this every downturn, and one of these times it's going to happen.  And I think this particular time in the cycle, we might see more consolidation, mainly because the customer base wants to deal with somebody with size.

And let me clarify what we're hearing from the customers that are different than just straight size.  They don't want a company with a portfolio of products, in our judgment, that gives them just bulk.  What they really want is size within the discipline that they want to deal with a company.

By that I mean, they want size in macro-defect or size in metal metrology, not necessarily across 15 different product lines.  They want to know that you've got the resources to address their specific need.  So the size becomes quite particular.  And with that in mind, I think you're going to see some consolidations in that area.

In particular, Rudolph has said before that we would obviously entertain opportunities that would add to our shopping mall, if you will, of metrology niches that we play in.  As long as we can be best-of-breed in any given metrology area, those are the kind of companies and opportunities that we would be the consolidator of.  So, I think you will see some more, not only from Rudolph, but from others.

MIKE O'BRIEN:  OK.  Thanks.

PAUL MCLAUGHLIN:  Thanks.

OPERATOR:  Thank you.  Our next question is coming from Larry Lytton of SLC Management.

LARRY LYTTON, SLC MANAGEMENT:  Thank you.  It's kind of similar to the last question.  So, obviously, August was not contacted.  And to the best of your knowledge, nobody else was contacted as well?  This was strictly exclusive with Nano?

PAUL MCLAUGHLIN:  You know, I'd love to be able to answer that question.  I don't know.  We were not -- we were not talking with them for, oh, obviously over the years and over time I've known and admired the work that Jeff O'Dell has done at August for years.  And I've known him for a long, long time.

But as we said, in the fall, some issues addressed with his health issues, which have been resolved successfully -- and I have not, had not talked to him.  And so, he did not solicit Rudolph.  Whether they solicited anybody else and that, I cannot answer that.  I don't know.

LARRY LYTTON:  And presumably, you have not been able to speak to August, because of a non-solicitation clause.  I'm assuming they're going to be not receptive to your offer.  Is that your assumption, as well?

PAUL MCLAUGHLIN:  No.  Quite the contrary.  You know, we've offered to meet with them as expeditiously and close the offering, and we'd say we can get together today.  The bottom line is, I think this is compelling for them.  I'd like to believe that they look at this as a huge difference than the transaction that they were contemplating.  Instead of a negative premium, this is, in fact, a very strong, positive premium.

And the synergies are just compelling.  And the opportunity for their people in the company to grow in a given metrology niche, where they're already experts, I think is terrific.  If I were an employee, and if I were a shareholder of August, I would be very much in favor of the transaction with Rudolph.

LARRY LYTTON:  And lastly, I realize we have finite capitalization and finite size.  But from a strategic standpoint, have you kind of run through the possibility of also doing a triple merger with Nano as well?

PAUL MCLAUGHLIN:  Obviously, our board of directors considers a number of different things all of the time, and considerations come up.  But we are really focused on this particular transaction, mainly because we think it just -- the strategic rationale, it's compelling.

LARRY LYTTON:  Thank you.

OPERATOR:  Thank you.  Our final question is coming from Brendan Furlong of Miller Tabak.

BRENDAN FURLONG, MILLER TABAK:  The last two guys have asked the exact same question I wanted to.  Thank you.  Congratulations.

NATHAN LITTLE:  Thanks, Brendan.

OPERATOR:  Thank you.  I would now like to turn the floor back over to management for any further comments.

PAUL MCLAUGHLIN:  Thank you, Toni (ph).  Thanks to everyone for joining us on this conference call.  Please be aware that later this afternoon there will be additional materials posted on the Rudolph Web site.  So you'll be able to dig in a little further as we post some things later today.  Thank you very much, and I'll look forward to talking to you all again.  Bye now.

OPERATOR:  Thank you.  This does conclude today's teleconference.  Please disconnect your lines at this time, and have a wonderful day.

END

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Rudolph wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Rudolph. Factors that could cause actual results to differ materially include, but are not limited to: (1) cyclicality of the semiconductor industry; (2) customer concentration; (3) introduction of new products by our competitors; (4) sole or limited sources of supply; (5) Rudolph and August may not reach an agreement on a merger or the merger may not be approved by August shareholders; (6) the businesses of Rudolph and August may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (7) expected combination benefits from the Rudolph/August merger may not be fully realized or realized within the expected time frame; (8) revenues following the Rudolph/August merger may be lower than expected; (9) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Rudolph/August merger; (10) the impact of the slowdown in the overall economy; (11) the uncertainty of the current global political environment; (12) the potential for terrorist attacks; (13) the potential for business disruptions due to infectious diseases; (14) changes in customer demands for our existing and new products, the timing, cancellation or delay of customer orders and shipments; (15) the timing of revenue recognition of shipments; (16) changes in or an inability to execute our business strategy; (17) unanticipated manufacturing or supply problems and (18) changes in tax rules. Rudolph cannot guarantee future results, levels of activity, performance, or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Factors that May Affect Future Results" in Rudolph's Form 10-K filed for the year ended December 31, 2003. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Rudolph does not assume any obligation to update the forward-looking information contained in this press release.

ADDITIONAL INFORMATION

Any information concerning August contained in this press release has been taken from, or is based upon, publicly available information. Although Rudolph does not have any information that would indicate that any information contained in this press release that has been taken from such documents is inaccurate or incomplete, Rudolph does not take any responsibility for the accuracy or completeness of such information. To date, Rudolph has not had access to the books and records of August. Investors and security holders are urged to read the disclosure documents regarding the proposed Rudolph/August merger, when they become available, because they will contain important information. The disclosure documents will be filed with the Securities and Exchange Commission by Rudolph. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Rudolph with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Rudolph by directing a request to Rudolph Technologies, Inc., One Rudolph Road, Flanders, New Jersey 07836, Attention: General Counsel.

INFORMATION REGARDING CERTAIN RUDOLPH PERSONS

 Rudolph is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of August. However, in connection with its proposal to merge with August, certain directors and executive officers or Rudolph may participate in meetings or discussions with Rudolph shareholders some of whom may also be August shareholders or other persons who may also be August shareholders. Rudolph does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information concerning the directors and executive officers of Rudolph and a description of their interests in Rudolph is set forth in Rudolph's proxy statement filed with the Commission on April 20, 2004. As of the date of this press release, Rudolph does not beneficially own any shares of August common stock, and the directors and executive officers of Rudolph, in the aggregate, do not beneficially own in excess of 1% of August's common stock. If in the future Rudolph engages in solicitation of proxies from its shareholders or the shareholders of August in connection with a merger of the companies it will amend the information provided above as needed to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.

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RUDOLPH

Technologies, Inc.

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RUDOLPH Technologies, Inc.

SAFE HARBOR STATEMENT

INFORMATION ABOUT AUGUST

All information concerning August contained in these materials has been taken from, or is based upon, publicly available information. Although Rudolph does not have any information that would indicate that such is inaccurate or incomplete, Rudolph does not take any responsibility for the accuracy or completeness of such information. To date, Rudolph has not had access to the books and records of August. VersaScope, YieldPilot, and certain other names, products, and logos may be trademarks or registered trademarks of August Technology Corporation, and other names, products, and logos may be trademarks or registered trademarks of their respective owners.

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RUDOLPH Technologies, Inc.

Company Overviews

Rudolph Technologies, Inc.

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- **Process control metrology systems and defect inspection**
- **Year Founded: 1940**
- **Headquarters: Flanders, NJ**
- **Key Product Families:**
  - Copper (Metal) Film Metrology
  - Transparent Thin Film Metrology
  - Macro Defect Inspection
  - Integrated Metrology
  - Yield Data Management Systems
- **Employees: 327**

August

- **Automated defect detection and review systems**
- **Year Founded: 1992**
- **Headquarters: Bloomington, MN**
- **Key Product Families:**
  - Macro Defect Inspection (Front End)
  - Wafer Bump (Back End)
  - Data Management & Analysis
- **Employees: 168**

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RUDOLPH Technologies, Inc.

Transaction Summary

Transaction Structure:	Merger: stock-for-stock exchange and cash component (cash not to exceed $40 million in aggregate)
Exchange Ratio:	0.4955x August shares & $2.16 in cash per share
Election	Shareholders may select all cash, stock or a combination thereof subject to proration
Accounting:	Purchase accounting
Closing Conditions:	Standard governmental and corporate regulatory approvals
Estimated Closing Date:	2nd Quarter 2005

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RUDOLPH Technologies, Inc.

Benefits of the Acquisition

- Complementary products create complete solution
- Enhances leadership in macro defect inspection
- Expanded customer penetration with broader product offering
- Larger R&D budget & accelerated innovation
- Strong financials: accretive transaction

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RUDOLPH Technologies, Inc.

Across The Fab And Around The World

Rapidly Growing
Front End Macro Inspection

Across the fab and around the world.
RUDOLPH
Technologies, Inc.

Leadership in Copper (Metal) & Transparent Thin Film Metrology

Complete Metrology & Inspection Solution

Leadership in Back End Inspection

AUGUST

Rapidly Growing
Front End Macro Inspection

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RUDOLPH
Technologies, Inc.

Strength Through Leadership

	Metrology		Macro Defect		Integrated	Yield Data
	Transparent	Copper (Metal)	Front End	Back End	Metrology	Management
RUDOLPH Technologies, Inc.	◕	●	◔	◔	◑	◑
AUGUST	○	○	◔	●	○	◔
COMBINED	◕	●	◕	●	◑	◕

No Presence ○ ◔ ◑ ◕ ● Leadership

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RUDOLPH Technologies, Inc.

The Strategic Combination

The Clear Leader Among Small Cap Metrology/Inspection Companies

Leadership In All Products

- Copper (Metal) Thin Film Metrology
- Front End Wafer Inspection
- Back End Wafer Inspection
- Transparent Thin Film Metrology
- Integrated Metrology for Macro Defect Inspection
- Yield Data Management Systems

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RUDOLPH Technologies, Inc.

Significant Cross-Selling Opportunities

RUDOLPH Technologies, Inc.

AUGUST

Infineon technologies
TOSHIBA
intel
Honeywell
ANADIGICS
CREE
STMicroelectronics
tsmc
hp invent
SPIL
CASIO the unexpected extra
TEL
Amkor Technology
SONY
Seagate
Chartered semiconductor manufacturing
SAMSUNG
ST
ASE
Micron
AMD
Agilent Technologies
MOTOROLA
agere systems
GUIDANT
Texas Instruments
FUJITSU
PHILIPS
UMC
JDS Uniphase
CONEXANT
hynix
IBM
CHIP SUPPLY, INC.
Medtronic
BOSCH

9

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RUDOLPH Technologies, Inc.

Strategic Rationale

- **Complementary products create complete solution**
  - Rudolph is No. 1 in copper (metal) film measurement
  - Leadership in front end and back end macro defect inspection
  - Leverage combined company's expertise in yield data management systems
- **Enhances leadership in macro defect inspection**
  - Deeper penetration into front end macro defect inspection with combined products
  - Rudolph's worldwide fab relationships will accelerate acceptance for August tools
- **Expanded customer penetration with expanded product offering**
  - Ability to leverage complementary products into a more diversified customer base
  - Ability to leverage worldwide sales, service and support
- **Larger R&D budget & accelerated innovation**
  - Combined $30 million dollar R&D budget*
- **Strong Financials:**
  - Accretive transaction
  - Creates an entity with $170 million in sales*

* 2005 estimates based on consensus sell-side models

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RUDOLPH Technologies, Inc.

August Overview

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RUDOLPH Technologies, Inc.

High Growth Addressable Markets

Advanced Packaging
Semiconductors
AUGUST
Data Storage
Other Markets

August Supplies High Growth Markets

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RUDOLPH Technologies, Inc.

August Product Offering

Macro Defect Inspection (Front End)

AXi Series
Advanced Macro Defect Inspection

B20 Series
Wafer Backside Inspection

E20 Series
Advanced Wafer Edge Inspection

Wafer Bump/Probe Inspection (Back End)

3Di Series
Bump & Wafer Macro Defect Inspection

NSX Series
Automated 100% Macro Defect Inspection

Yield Data Management Systems

Yield Pilot
Defect & Data Analysis

Advanced Review & Analysis

VersaScope

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RUDOLPH Technologies, Inc.

Rudolph Overview

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RUDOLPH Technologies, Inc.

Rudolph is…..

...a leading in-line (High Volume Mfg.) PROCESS CONTROL company.

Metrology tools for
Transparent and Copper (Metal) Film
Measurement and
Inspection tools for
Macrodefect inspection

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RUDOLPH Technologies, Inc.

RTEC Mission

Planned profitable growth

Be a clear leader in metrology and inspection with "best-of-breed" solutions in our chosen niches a desired stock investment

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RUDOLPH Technologies, Inc.

Rudolph Core Technologies

Ellipsometry
(transparent)

Sonar
(metal)

Reflectometry
(transparent)

Macro Wafer Defect Detection

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RUDOLPH Technologies, Inc.

Worldwide Locations

Scotland
Dresden, Germany
Oregon
U.S.A
New Jersey
Grenoble, France
Dallas
Japan
Beijing
Seoul
Korea
Tokyo
China
Osaka
Shanghai
Kumamoto
Hsin-Chu
Tainan
Taiwan
Singapore

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RUDOLPH Technologies, Inc.

Shopping Mall Growth Strategy

Metal
MetaPULSE
Transparent
S-ultra
Customer Support Infrastructure
Macrodefect
WaferView
Integrated
i-MOD
Back End
AUGUST

- Internal growth – R&D
  - Develop new "best-of-breed" tools in each Anchor store
  - Develop new Anchor Stores

- External growth - acquisitions
  - Buy Co. to strengthen current Anchor Stores
  - Buy Co. to add new Anchor Stores
  - Buy product lines and new technology to strengthen existing Anchor Stores

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RUDOLPH Technologies, Inc.

The Combined Company

Strategic Benefits

Leadership In All Products

- Copper (Metal) Thin Film Metrology
- Back End Wafer Inspection
- Transparent Thin Film Metrology
- Integrated Metrology for Macro Defect Inspection
- Yield Data Management Systems

Financial Benefits

- Strong revenue synergy potential
- Improved financial position
- Approaching $170MM in Combined Revenue*
- Average Blended Gross Margin of 50%*
- Accretive Transaction

*2005 estimates based on consensus sell-side models

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RUDOLPH Technologies, Inc.